UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

PARSONS CORPORATION

(Exact name of the registrant as specified in its charter)

Delaware	001-07782	95-3232481
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No. )

14291 Park Meadow Drive, Suite 100

Chantilly, Virginia 20151

(Address of principal executive offices) (Zip code)

John T. Martinez

Chief Legal Officer and

Corporate Secretary

(703) 988-8500

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended __________.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

This Specialized Disclosure Report on Form SD (the “Form SD”) of Parsons Corporation (the “Company”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2025 to December 31, 2025 (the “Reporting Period”). The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The minerals specified in the Rule are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (collectively, the “Conflict Minerals”).

The following disclosure, in response to the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD, has been made in accordance with the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) on April 7, 2017 (the “April 2017 Guidance”). As permitted under the April 2017 Guidance, this Form SD does not address Item 1.01(c) of Form SD.

Conflict Minerals Disclosure

Description of the Company’s Products

This Form SD relates to products (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which manufacturing was completed during the Reporting Period. These “Covered Products” consist of the Company’s cyber, electronic, and critical infrastructure systems and products that combine commercial and custom components into deployable and fixed mission support solutions, typically for customers in defense, national security, and critical infrastructure industries (although certain products are broadly commercially available), and including ruggedized and field-deployable systems, servers and storage, secure networking hardware, and related monitoring and control equipment.

Reasonable Country of Origin Inquiry

The Company has, in good faith and after reasonable due diligence, conducted a reasonable country of origin inquiry (“RCOI”) to determine whether Conflict Minerals that are necessary to the functionality or production of its Covered Products originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”), or may have been from recycled or scrap sources. A summary of the Company’s RCOI process follows.

The Company’s supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the Company, as the ultimate manufacturer of the Covered Products, and the original sources of the Conflict Minerals. The Company does not purchase Conflict Minerals directly from mines, smelters or refiners. The Company must therefore rely on its suppliers to provide information regarding the origin of the Conflict Minerals that are necessary to the functionality or production of the Covered Products.

The Company has engaged a third-party supply chain risk-management provider to support supplier due diligence and risk screening, including dynamic search capabilities, data and analytics, which are used in the Company’s broader supplier oversight program. With the support of its third-party supply chain risk-management provider, the Company used a risk-based approach as part of its RCOI to identify suppliers that may be likely to have provided Covered Products containing Conflict Minerals during the Reporting Period.

As part of its RCOI, the Company sought information from certain suppliers it identified as potentially providing components or materials that could contain Conflict Minerals, including the use of the Responsible Minerals Initiative’s (“RMI”) Conflict Minerals Reporting Template where appropriate, and requested that such suppliers indicate whether any Conflict Minerals in the materials or products they supply are sourced from smelters or refiners that are listed as conformant under the RMI’s Responsible Minerals Assurance Process.

Based on its RCOI, the Company has determined that it has no reason to believe that the Conflict Minerals in its Covered Products may have originated in a Covered Country.

A copy of this Form SD can be found on our corporate website at https://investors.parsons.com/, on the Governance Documents portion of our Investor Relations page under the heading Conflict Minerals Disclosures. The Company’s website and any information accessible through the website are not incorporated by reference into this Form SD.

Item 1.02	Exhibit

None.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01	Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: June 1, 2026

Parsons Corporation

By:	/s/ John T. Martinez
John T. Martinez
Chief Legal Officer and Corporate Secretary